Exhibit 99.2

	Dieppe 11 Englehart Street Dieppe, NB ElA 7Y7 Tel: +1 506 853 3097 Fax: +1 506 859 7190	Fredericton 527 Queen Street Suite 110 Fredericton, NB E3B 3T2 Tel: +1 506 455 8181 Fax: +1 506 455 8141	Halifax RBC Waterside Centre 1871 Hollis Street Suite 500 Halifax, NS B3J OC3 Tel: +1 902 420 1080 Fax: +1 902 420 0503	Saint John Red Rose Tea Building 5th floor 12 Smythe Street Saint John, NB E2L 5G5 Tel: +1 506 634 7000 Fax: +1 506 634 2129	St. John’s Fortis Place 5 Springdale Street Suite 800 St. John’s, NL AlE OE4 Tel: +1 709 726 2840 Fax: +1 709 726 0345
Ernst & Young LLP Atlantic Canada ey.com

February 20, 2017

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers, Québec

Nova Scotia Securities Commission

Financial and Consumer Services Commission, New Brunswick

Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Superintendent of Securities, Yukon Territory

Dear Sirs/Mesdames:

Re:                             Fortis Inc.

Change of Auditor Notice dated February 17, 2017

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Chartered Professional Accountants

cc: The Board of Directors, Fortis Inc.